As Filed With the Securities and Exchange Commission on November 28, 2005
                                              Registration No. 333-129071
=============================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                   --------

                                   FORM S-3
                                AMENDMENT NO. 1

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          DELTA PETROLEUM CORPORATION
                (Exact name of registrant as specified in its charter)

                                   Colorado
              (State or jurisdiction of incorporation or organization)

                                  84-1060803
                  (I.R.S. Employer Identification Number)

                           370 17th Street, Suite 4300
                            Denver, Colorado 80202
                                (303) 293-9133
   (Address and telephone number of issuer's principal executive offices)

                    Roger A. Parker, Chief Executive Officer
                           370 17th Street, Suite 4300
                            Denver, Colorado 80202
                                (303) 293-9133
             (Name, address and telephone number of agent for service)

     Approximate date of commencement of proposed sale to public: As soon as the registration statement is effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]







                        CALCULATION OF REGISTRATION FEE
=============================================================================
                                    Proposed     Proposed
                                    Maximum      Maximum
Title of Each                       Offering     Aggregate     Amount of
Class of Securities  Amount to be   Price        Offering      Registration
to be Registered     Registered(1)  Per Unit(2)  Price(2)      Fee
-----------------------------------------------------------------------------
Common Stock,
$.01 par value        5,405,418     $17.33     $93,675,893.94  $11,025.65 (3)
=============================================================================

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act").

(2) In accordance with Rule 457(c), the aggregate offering price of our stock is estimated solely for calculating the registration fees due for this filing. For the initial filing of this Registration Statement, this estimate was based on the average of the high and low sales price of our stock reported by the Nasdaq National Market on October 13, 2005, which was $17.33 per share.

(3)  Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






























                            SUBJECT TO COMPLETION; DATED NOVEMBER 28, 2005
----------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            Up to 5,405,418 Shares

                         Delta Petroleum Corporation

                                Common Stock
                        ----------------------------

     The selling shareholders may use this prospectus in connection with sales of up to 5,405,418 shares of our common stock.



                               Trading Symbol
                           NASDAQ National Market
                                  "DPTR"


-----------------------------------------------------------------------------
Consider carefully the risk factors beginning on page 7 of this prospectus.
-----------------------------------------------------------------------------


     The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. We will not receive any proceeds from the sale of shares by the selling shareholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



















              The date of this prospectus is _________, 2005.




                         AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

     We have filed with the Commission a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such documents:

1. Annual Report on Form 10-K for fiscal year ended June 30, 2005, filed on September 20, 2005, Exchange Act reporting number 0-16203.

2. Amendment No. 1 to Annual Report on Form 10-K for fiscal year ended June 30, 2005, filed on October 28, 2005, Exchange Act reporting number 0-16203.

3. Amendment No. 2 to Annual Report on Form 10-K for fiscal year ended June 30, 2005, filed on November 17, 2005, Exchange Act reporting number 0-16203.

4.    Quarterly Report on Form 10-Q for the quarter ended September 30,
      2005, filed on November 9, 2005, Exchange Act reporting number 0-16203.

5. Current Report on Form 8-K, dated June 29, 2005, filed on July 6, 2005, Exchange Act reporting number 0-16203.

6. Current Report on Form 8-K, dated August 9, 2005, filed on August 10, 2005, Exchange Act reporting number 0-16203.

7. Current Report on Form 8-K, dated September 7, 2005, filed on September 13, 2005, Exchange Act reporting number 0-16203.

8. Current Report on Form 8-K, dated September 13, 2005 filed on September 14, 2005, Exchange Act reporting number 0-16203.

9. Current Report on Form 8-K, dated September 22, 2005, filed on September 26, 2005, Exchange Act reporting number 0-16203.

10. Current Report on Form 8-K, dated September 27, 2005, filed on September 30, 2005, Exchange Act reporting number 0-16203.

11. Current Report on Form 8-K, dated November 8, 2005, filed on November 15, 2005, Exchange Act reporting number 0-16203.

12. The description of our common stock contained in our Registration Statement on Form 10 filed September 9, 1987, Exchange Act reporting number 0-16203.

13. All documents filed by us, subsequent to the date of this prospectus, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering described herein.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Kevin K. Nanke, Delta Petroleum Corporation, Suite 4300, 370 17th Street, Denver, Colorado 80202, or (303) 293-9133.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS

     We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the "safe harbor" protection for forward-looking statements afforded under federal securities laws. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about us. These statements may include projections and estimates concerning the timing and success of specific projects and our future (1) income, (2) oil and gas production, (3) oil and gas reserves and reserve replacement and (4) capital spending. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. Sometimes we will specifically describe a statement as being a forward-looking statement. In addition, except for the historical information contained in this prospectus, the matters discussed in this prospectus are forward-looking statements. These statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should any of the assumptions underlying a forward-looking statement prove incorrect, actual results could vary materially.

     We believe the factors discussed below are important factors that could cause actual results to differ materially from those expressed in a forward-looking statement made herein or elsewhere by us or on our behalf. The factors listed below are not necessarily all of the important factors. Unpredictable or unknown factors not discussed herein could also have material adverse effects on actual results of matters that are the subject of forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises. We advise our shareholders that they should (1) be aware that important factors not described below could affect the accuracy of our forward-looking statements and (2) use caution and common sense when analyzing our forward-looking statements in this document or elsewhere, and all of such forward-looking statements are qualified by this cautionary statement.

     Historically, natural gas and crude oil prices have been volatile. These prices rise and fall based on changes in market demand and changes in the political, regulatory and economic climate and other factors that affect commodities markets generally and are outside of our control. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of reserves.

     Projecting future rates of oil and gas production is inherently imprecise. Producing oil and gas reservoirs generally have declining production rates.

     All of our reserve information is based on estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. There are numerous uncertainties inherent in estimating quantities of proved natural gas and oil reserves.

     Changes in the legal and/or regulatory environment could have a material adverse effect on our future results of operations and financial condition. Our ability to explore for and economically produce and sell our oil and gas production is affected and could possibly be restrained by a number of legal and regulatory factors, particularly with respect to our offshore California properties.

     Our drilling operations are subject to various risks common in the industry, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----

Prospectus Summary ....................................................   6

Risk Factors...........................................................   7

Use of Proceeds .......................................................  18

Determination of Offering Price .......................................  18

Recent Material Changes in our Business ...............................  18

Selling Shareholders ..................................................  20

Plan of Distribution ..................................................  23

Description of Securities .............................................  24

Interests of Named Experts and Counsel ................................  24

                              PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.

Delta
-----

     Delta Petroleum Corporation ("Delta," the "Company," "we" or "us") is a Colorado corporation organized on December 21, 1984. We maintain our principal executive offices at 370 Seventeenth Street, Suite 4300, Denver, Colorado 80202, and our telephone number is (303) 293-9133. Our common stock is listed on the NASDAQ National Market under the symbol "DPTR."

     We are a Denver, Colorado based independent energy company engaged primarily in the exploration for, and the acquisition, development, production, and sale of, natural gas and crude oil. Our core areas of operation are the Rocky Mountain and Gulf Coast regions, which comprise the majority of our proved reserves, production and long-term growth prospects. We have a significant drilling inventory that consists of proved and unproved locations, the majority of which are located in our Rocky Mountain development projects. We expect that our drilling efforts and capital expenditures will focus increasingly on the Rockies, where approximately two-thirds of our fiscal 2006 capital budget is allocated and three-fourths of our undeveloped acreage is located. We retain a high degree of operational control over our asset base, with an average working interest in excess of 90% as of June 30, 2005. This provides us with controlling interests in a multi-year inventory of drilling locations, positioning us for continued reserve and production growth through our drilling operations. We also currently have an ownership interest in a drilling company, providing the benefit of a preferential right to use its drilling rigs in the Rocky Mountain region which allows us to have a priority to drill our wells. We concentrate our exploration and development efforts in fields where we can apply our technical exploration and development expertise, and where we have accumulated significant operational control and experience.

The Offering
------------

Securities Offered     Up to 5,405,418 shares of our common stock offered
                       by the selling shareholders. The selling shareholders acquired the shares in a private offering by Delta that was completed on September 27, 2005, in which Delta received net proceeds of approximately $95 million.
                       The proceeds were used to acquire certain oil and gas properties from Savant Resources, LLC, and to fund drilling activities.

Offering Price         The shares being offered pursuant to this prospectus
                       are being offered by the selling shareholders from time to time at the then current market price.

Common Stock
Outstanding            47,800,409 shares of common stock $.01 par value were
                       outstanding as of November 15, 2005.

Dividend Policy        We do not anticipate paying dividends on our common
                       stock in the foreseeable future.

Use of Proceeds        The shares offered pursuant to this prospectus are
                       being sold by the selling shareholders and we will not receive any proceeds of the offering.

                                RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this prospectus, the following:

RISKS RELATED TO OUR BUSINESS AND INDUSTRY.

OIL AND NATURAL GAS PRICES ARE VOLATILE AND A DECREASE COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY.

Our revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. Factors that can cause market prices of oil and natural gas to fluctuate include:

   - relatively minor changes in the supply of and demand for oil and natural gas;

   -  market uncertainty;

   -  the level of consumer product demands;

   -  weather conditions;

   -  U.S. and foreign governmental regulations;

   -  the price and availability of alternative fuels;

   - political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

   -  the foreign supply of oil and natural gas; and

   - the price of oil and gas imports, consumer preferences and overall U.S. and foreign economic conditions.

We are not able to predict future oil and natural gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Lower prices may reduce the amount of oil and natural gas that we can produce economically and may also require us to write down the carrying value of our oil and gas properties. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices, not long-term fixed price contracts. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

WE MAY NOT BE ABLE TO REPLACE PRODUCTION WITH NEW RESERVES.

Our reserves will decline significantly as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and developing existing proved reserves.

IF OIL OR NATURAL GAS PRICES DECREASE OR EXPLORATION AND DEVELOPMENT EFFORTS ARE UNSUCCESSFUL, WE MAY BE REQUIRED TO TAKE WRITEDOWNS.

In the past, we have been required to write down the carrying value of our oil and gas properties. There is a risk that we will be required to take additional writedowns in the future which would reduce our earnings and stockholders' equity. A writedown could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration and development results.

We account for our crude oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. If the carrying amount of our oil and gas properties exceeds the estimated undiscounted future net cash flows, we will adjust the carrying amount of the oil and gas properties to their fair value.

We review our oil and gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if gas or oil prices increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require us to record an impairment of the recorded carrying values associated with our oil and gas properties. As a result of our review, we did not record an impairment for fiscal 2005, 2004 or 2003.

WE MAY NOT BE ABLE TO FUND OUR PLANNED CAPITAL EXPENDITURES.

We spend and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. Our exploration and development capital budget is expected to range between $35.0 and $40.0 million for the three months ending December 31, 2005. If low oil and natural gas prices, lack of adequate gathering or transportation facilities, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operating activities to decrease, we may be limited in our ability to spend the capital necessary to complete our capital expenditures program. In addition, if our borrowing base under our senior credit facility is re-determined to a lower amount, this could adversely affect our ability to fund our planned capital expenditures. After utilizing our available sources of financing, we may be forced to raise additional equity or debt proceeds to fund such expenditures. Additional equity or debt financing or cash flow provided by operations may not be available to meet our capital expenditure requirements.

THE EXPLORATION, DEVELOPMENT AND OPERATION OF OIL AND GAS PROPERTIES INVOLVE SUBSTANTIAL RISKS THAT MAY RESULT IN A TOTAL LOSS OF INVESTMENT.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

   -  unexpected drilling conditions;

   -  pressure or irregularities in formations;

   -  equipment failures or accidents;

   -  weather conditions;

   -  shortages in experienced labor; and

   -  shortages or delays in the delivery of equipment.

The cost to develop our reserves as of June 30, 2005 is estimated to be approximately $192.4 million. We may drill wells that are unproductive or, although productive, do not produce oil and/or gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

OUR INDUSTRY EXPERIENCES NUMEROUS OPERATING HAZARDS THAT COULD RESULT IN SUBSTANTIAL LOSSES.

The exploration, development and operation of oil and gas properties also involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry-operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations which could result in substantial losses.

We maintain insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase. The terrorist attacks on September 11, 2001 and certain potential natural disasters may change our ability to obtain adequate insurance coverage. The occurrence of a significant event that is not fully insured or indemnified against could materially and adversely affect our financial condition and operations.

OUR LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, LIMIT OUR ABILITY TO REACT TO CHANGES IN THE ECONOMY OR OUR INDUSTRY AND PREVENT US FROM MEETING OUR OBLIGATIONS UNDER OUR SENIOR UNSECURED NOTES.

As of September 30, 2005, our total outstanding long term liabilities were $222.6 million. Our degree of leverage could have important consequences, including the following:

   - it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, further exploration, debt service requirements, acquisitions and general corporate or other purposes;

   - a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

   - the debt service requirements of other indebtedness in the future could make it more difficult for us to satisfy our financial obligations;

   - certain of our borrowings, including borrowings under our senior credit facility, are at variable rates of interest, exposing us to the risk of increased interest rates;

   - it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

   - we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending and exploration activities that are important to our growth.

We may be able to incur substantially more debt in the future, which may intensify the risks described herein. The indenture governing our 7% senior notes and our senior credit facility do not prohibit us from doing so. As of September 30, 2005, we had approximately $56.0 million outstanding under our senior credit facility and additional availability of approximately $19.0 million.

A DEFAULT UNDER OUR SENIOR CREDIT FACILITY COULD CAUSE US TO LOSE OUR
PROPERTIES.

In order to obtain our senior credit facility, we granted first priority liens to the lending banks on most of our oil and gas properties and the related equipment, inventory, accounts and proceeds. Our senior credit facility includes terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers and acquisitions, and also includes financial covenants.

Under certain conditions amounts outstanding under our senior credit facility may be accelerated. Bankruptcy and insolvency events with respect to us or certain of our subsidiaries will result in an automatic acceleration of the indebtedness under the senior credit facility. Subject to notice and cure periods in certain cases, other events of default under the senior credit facility will result in acceleration of the indebtedness at the option of the lending banks. Such other events of default include, among other things, non-payment, breach of warranty, non-performance of obligations under the senior credit facility (including financial covenants), default on other indebtedness, certain pension plan events, certain adverse judgments, change of control, and a failure of the liens securing the senior credit facility. Any of these events could potentially cause us to lose substantially all of our properties. At June 30, 2005, we were not in compliance with our quarterly debt covenants and restrictions, but have obtained a waiver from our banks.

For so long as the revolving commitment is in existence, we will also be required to comply with loan covenants that will limit our flexibility in conducting our business and which could cause us significant problems in the event of a downturn in the oil and gas market. If an event of default occurs and continues after the expiration of any cure period that is provided for in our senior credit facility, the entire principal amount due under it, all accrued interest and any other liabilities that we might have to the lending banks under the senior credit facility will all become immediately due and payable, all without notice of default of any kind. The foregoing information is provided to alert readers that there is risk associated with our existing debt obligations. It is not intended to provide a summary of the terms of our agreements with our lenders.

ACQUISITIONS ARE A PART OF OUR BUSINESS STRATEGY AND ARE SUBJECT TO THE RISKS AND UNCERTAINTIES OF EVALUATING RECOVERABLE RESERVES AND POTENTIAL LIABILITIES.

We could be subject to significant liabilities related to acquisitions by us. The successful acquisition of producing properties requires an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. Further, even a detailed review of all properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed. We cannot assure you that our recent and/or future acquisition activity will not result in disappointing results.

In addition, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with recent and future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO EXECUTE OUR OPERATING
STRATEGY.

We have historically addressed our short and long-term liquidity needs through the use of cash flow provided by operating activities, the use of bank credit facilities and the issuance of equity securities. Without adequate financing, we may not be able to successfully execute our operating strategy. We continue to examine the following alternative sources of capital:

   -  bank borrowings or the issuance of debt securities; and

   - the issuance of common stock, preferred stock or other equity securities.

The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, oil and natural gas prices and our market value and operating performance. We may be unable to execute our operating strategy if we cannot obtain adequate capital.

WE DEPEND ON KEY PERSONNEL.

We currently have only three employees that serve in senior management roles, and the loss of any one of them could severely harm our business. In particular, Roger A. Parker and John R. Wallace are responsible for the operation of our oil and gas business and Kevin K. Nanke is our Treasurer and Chief Financial Officer. We do not have key man insurance on the lives of any of these individuals. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

WE MAY NOT BE PERMITTED TO DEVELOP SOME OF OUR OFFSHORE CALIFORNIA PROPERTIES OR, IF WE ARE PERMITTED, THE SUBSTANTIAL COST TO DEVELOP THESE PROPERTIES COULD RESULT IN A REDUCTION OF OUR INTEREST IN THESE PROPERTIES OR CAUSE US TO INCUR PENALTIES.

Certain of our offshore California undeveloped properties, in which we have ownership interests ranging from 2.49% to 100.00%, are attributable to our interests in four of our five federal units (plus one additional lease) located offshore of California near Santa Barbara. These properties have a cost basis of approximately $10.9 million. The development of these properties is subject to extensive regulation and is currently the subject of litigation. Pursuant to a ruling in California v. Norton, later affirmed by the Ninth Circuit Court of Appeals, the U.S. Government was required to make a consistency determination relating to the 1999 lease suspension requests under a 1990 amendment to the Coastal Zone Management Act. In the event that there is some future adverse ruling under the Coastal Zone Management Act that we decide not to appeal or that we appeal without success, it is likely that some or all of our interests in these leases would become impaired and written off at that time. It is also possible that other events could occur during the Coastal Zone Management Act review or appellate process that would cause our interests in the leases to become impaired, and we will continuously evaluate those factors as they occur.

In addition, the cost to develop these properties will be substantial. The cost to develop all of these offshore California properties in which we own an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal over the life of the properties

(assumed to be 38 years), is estimated to be in excess of $3.0 billion. Our share of such costs, based on our current ownership interest, is estimated to be over $200.0 million. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs, are estimated to be approximately $3.5 billion, with our share, based on our current ownership interest, estimated to be approximately $300.0 million. There will be additional costs of a currently undetermined amount to develop the Rocky Point Unit. Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. If we are unable to fund our share of these costs or otherwise cover them through farm-outs or other arrangements, then we could either forfeit our interest in certain wells or properties or suffer other penalties in the form of delayed or reduced revenues under our various unit operating agreements, which could impact the ultimate realization of this investment. The estimates discussed above may differ significantly from actual results.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON RESERVE INFORMATION BECAUSE IT IS ONLY AN ESTIMATE.

There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of oil and gas reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities, oil and gas prices and regulatory changes. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from our assumptions and estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves for the fiscal years ended June 30, 2005, 2004 and 2003 included in our periodic reports filed with the SEC were prepared by our reserve engineers in accordance with the rules of the SEC, and are not intended to represent the fair market value of such reserves. As required by the SEC, the estimated discounted present value of future net cash flows from proved reserves is generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. In addition, the 10% discount factor, which the SEC requires to be used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with our business and the oil and gas industry in general.

WE ARE EXPOSED TO ADDITIONAL RISKS THROUGH OUR DRILLING BUSINESS.

We currently have a 49.5% ownership interest in and management control of a drilling business. The operations of that entity will subject it to many additional hazards that are inherent to the drilling business, including, for example, blowouts, cratering, fires, explosions, loss of well control, loss of hole, damaged or lost drill strings and damage or loss from inclement weather.

No assurance can be given that the insurance coverage maintained by that entity will be sufficient to protect it against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. No assurance can be given that the drilling business will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. The occurrence of events, including any of the above-mentioned risks and hazards that are not fully insured could subject the drilling business to significant liability. It is also possible that we might sustain significant losses through the operation of the drilling business even if none of such events occurs.

HEDGING TRANSACTIONS MAY LIMIT OUR POTENTIAL GAINS OR CAUSE US TO LOSE MONEY.

In order to manage our exposure to price risks in the marketing of oil and gas, we periodically enter into oil and gas price hedging arrangements, typically costless collars. While intended to reduce the effects of volatile oil and gas prices, such transactions, depending on the hedging instrument used, may limit our potential gains if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

   -  production is substantially less than expected;

   - the counterparties to our futures contracts fail to perform under the contracts; or

   -  a sudden, unexpected event materially impacts gas or oil prices.

WE MAY NOT RECEIVE PAYMENT FOR A PORTION OF OUR FUTURE PRODUCTION.

Our revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects our overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. We do not attempt to obtain credit protections such as letters of credit, guarantees or prepayments from our purchasers. We are unable to predict, however, what impact the financial difficulties of any of our purchasers may have on our future results of operations and liquidity.

WE HAVE NO LONG-TERM CONTRACTS TO SELL OIL AND GAS.

We do not have any long-term supply or similar agreements with governments or other authorities or entities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

THERE IS CURRENTLY A SHORTAGE OF AVAILABLE DRILLING RIGS AND EQUIPMENT WHICH COULD CAUSE US TO EXPERIENCE HIGHER COSTS AND DELAYS THAT COULD ADVERSELY AFFECT OUR OPERATIONS.

Although equipment and supplies used in our business are usually available from multiple sources, there is currently a general shortage of drilling equipment and supplies. We believe that these shortages are likely to intensify. The costs and delivery times of equipment and supplies are substantially greater now than in prior periods and are currently escalating.

In partial response to this trend, we have acquired a controlling interest in a drilling company. We believe that our ownership interest in the drilling company will allow us to have priority access to several large drilling rigs. We are also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no assurance that we will be able to do so. Accordingly, there can be no assurance that we will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect our ability to meet our drilling commitments.

THE MARKETABILITY OF OUR PRODUCTION DEPENDS MOSTLY UPON THE AVAILABILITY, PROXIMITY AND CAPACITY OF GAS GATHERING SYSTEMS, PIPELINES AND PROCESSING FACILITIES, WHICH ARE OWNED BY THIRD PARTIES.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own several wells that are capable of producing but are currently shut-in pending the construction of gas gathering systems, pipelines and processing facilities. United States federal, state and foreign regulation of oil and gas production and transportation, tax and energy policies, damage to or destruction of pipelines, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors changed dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk.

OUR INDUSTRY IS HIGHLY COMPETITIVE, MAKING OUR RESULTS UNCERTAIN.

We operate in the highly competitive areas of oil and gas exploration, development and production. We compete for the purchase of leases from the U.S. government and from other oil and gas companies. These leases include exploration prospects as well as properties with proved reserves. We face competition in every aspect of our business, including, but not limited to:

   -  acquiring reserves and leases;

   - obtaining goods, services and employees needed to operate and manage our properties

   -  access to the capital necessary to drill wells and acquire properties;
      and

   -  marketing oil and natural gas.

Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of our competitors have greater financial, technological and other resources than we do.

NEW TECHNOLOGIES MAY CAUSE OUR CURRENT EXPLORATION AND DRILLING METHODS TO BECOME OBSOLETE, RESULTING IN AN ADVERSE EFFECT ON OUR PRODUCTION.

The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

TERRORIST ATTACKS AIMED AT OUR FACILITIES COULD ADVERSELY AFFECT OUR BUSINESS.

The United States has been the target of terrorist attacks of unprecedented scale. The U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack at our facilities, or those of our purchasers, could have a material adverse effect on our business.

WE OWN PROPERTIES IN THE GULF COAST REGION THAT COULD BE SUSCEPTIBLE TO DAMAGE BY SEVERE WEATHER.

Certain areas in and near the Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Some of our properties in the Gulf Coast Region are located in areas that could cause them to be susceptible to damage by these storms. Damage caused by high winds and flooding could potentially cause us to curtail operations and/or exploration and development activities on such properties for significant periods of time until damage can be repaired. Moreover, even if our properties are not directly damaged by such storms, we may experience disruptions in our ability to sell our production due to damage to pipelines, roads and other transportation and refining facilities in the area. To date, our production and operations have not been materially impacted by hurricanes.

WE MAY INCUR SUBSTANTIAL COSTS TO COMPLY WITH THE VARIOUS U.S. FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT AFFECT OUR OIL AND GAS OPERATIONS.

Our oil and gas operations are subject to stringent U.S. federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection or the oil and gas industry generally. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Compliance with such laws and regulations often increases our cost of doing business and, in turn, decreases our profitability. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations, or the imposition of injunctive relief.

The environmental laws and regulations to which we are subject may:

   -  require applying for and receiving a permit before drilling commences;

   - restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

   - limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

   - impose substantial liabilities for pollution resulting from our operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

RISKS RELATED TO OUR STOCK.

WE MAY ISSUE SHARES OF PREFERRED STOCK WITH GREATER RIGHTS THAN OUR COMMON
STOCK.

Although we have no current plans, arrangements, understandings or agreements to issue any preferred stock, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights.

THERE MAY BE FUTURE DILUTION OF OUR COMMON STOCK.

To the extent options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur dilution. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our shareholders.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK.

We do not expect to pay any dividends, in cash or otherwise, with respect to our common stock in the foreseeable future. We intend to retain any earnings for use in our business. In addition, the credit agreement relating to our credit facility prohibits us from paying any dividends until the loan is retired.

THE COMMON STOCK IS AN UNSECURED EQUITY INTEREST IN OUR COMPANY.

As an equity interest, the common stock will not be secured by any of our assets. Therefore, in the event we are liquidated, the holders of the common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of the common stock.

OUR SHAREHOLDERS DO NOT HAVE CUMULATIVE VOTING RIGHTS.

Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of more than 50% of our outstanding common stock will be able to elect all of our directors. As of September 30, 2005, our directors and executive officers and their respective affiliates collectively and beneficially owned approximately 6.9% of our outstanding common stock.

OUR ARTICLES OF INCORPORATION MAY HAVE PROVISIONS THAT DISCOURAGE CORPORATE TAKEOVERS AND COULD PREVENT SHAREHOLDERS FROM REALIZING A PREMIUM ON THEIR INVESTMENT.

Certain provisions of our Articles of Incorporation and the provisions of the Colorado Business Corporation Act may discourage persons from considering unsolicited tender offers or other unilateral takeover proposals. Such persons might choose to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. As a result, these provisions could have the effect of preventing shareholders from realizing a premium on their investment.

Our Articles of Incorporation authorize our Board of Directors to issue preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights of those shares, as the Board may determine. In addition, our Articles of Incorporation authorize a substantial number of shares of common stock in excess of the shares outstanding. These provisions may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to shareholders for their common stock.

                               USE OF PROCEEDS

     The proceeds from the sale of the shares of common stock offered pursuant to this prospectus will be received directly by the selling shareholders, and we will not receive any proceeds from the sale of these shares.


                        DETERMINATION OF OFFERING PRICE

     The shares registered herein are being sold by the selling shareholders, and not by us, and are therefore being sold at the market price as of the date of sale. Our common stock is traded on the Nasdaq National Market System under the symbol "DPTR." On November 28, 2005, the reported closing price for our common stock on the Nasdaq National Market System was $15.91.


                    RECENT MATERIAL CHANGES IN OUR BUSINESS

    There have been no material changes in our business since June 30, 2005 that have not been reported in our reports on Form 8-K, except as follows:

     On January 9, 2002, we and several other plaintiffs filed a lawsuit in the United States Court of Federal Claims in Washington, D.C. alleging that the U.S. Government has materially breached the terms of forty undeveloped federal leases, some of which are part of our Offshore California properties. The suit seeks compensation for the lease bonuses and rentals paid to the federal government, exploration costs and related expenses. The total amount claimed by all lessees for bonuses and rentals for all forty leases exceeds $1.2 billion, with additional amounts for exploration costs and related expenses. In the event, however, that we receive any proceeds as the result of such litigation, we may be obligated to pay a portion of any amount received by us to landowners and other owners of royalties and similar interests, and to pay expenses of litigation and to fulfill certain pre-existing contractual commitments to third parties.

     On November 15, 2005, the United States Court of Federal Claims issued a ruling in the suit granting the plaintiffs' motion for summary judgment as to liability and partial summary judgment as to damages with respect to thirty six of the forty total federal leases that are the subject of the litigation. The court's ruling also denied the United States' motion to dismiss and motion for summary judgment. We and our majority-owned subsidiary, Amber Resources Company of Colorado ("Amber"), are among the twelve plaintiffs in the lawsuit. The United States Court of Federal Claims ruled that the federal government's imposition of new and onerous requirements that stood as a significant obstacle to oil and gas development breached agreements that it made when it sold thirty six out of the total forty offshore California federal leases that are the subject of the litigation. The Court further ruled that the government must give back to the current lessees the more than $1.1 billion in lease bonuses it had received at the time of sale.

     We and Amber are among the current lessees of the thirty six leases that are the subject of the ruling. Together with Amber, our net share of the $1.1 billion award is approximately $121 million. The final ruling in the case will not be made until the Court addresses the plaintiffs' additional claims regarding the four additional leases, as well as their claims regarding the hundreds of millions of dollars that have been spent in the successful efforts to find oil and gas in the disputed lease area, and other matters. The final ruling, including the ruling made on November 15, will be subject to appeal, and no payments will be made until all appeals have either been waived or exhausted.

                            SELLING SHAREHOLDERS

     The shares offered pursuant to this prospectus are being offered by the selling shareholders.

Selling shareholders
--------------------

     The table below includes information regarding ownership of our common stock by the selling shareholders and the number of shares that may be sold under this prospectus. There are no material relationships with the selling shareholders other than those discussed herein.




                                             Shares                             Shares
                                        Beneficially Owned                 Beneficially Owned
                                      Prior to the Offering               After the Offering(1)
                                      ----------------------  Shares     -----------------------
                                                   Percent    Offered                 Percent
Selling shareholders                   Number     of Class    Hereby       Number    of Class
--------------------                  ---------   --------   ---------   ---------   --------
Condor Limited Partnership              162,750       .34%      65,000      97,750       .20%
Merlin Limited Partnership               57,107       .12%      23,000      34,107       .07%
Peregrine Limited Partnership            30,143       .06%      12,000      18,143       .04%
Sprott Securities, Inc.               2,933,957      6.14%     332,250   2,601,707      5.44%
Royal Trust Corporation of
 Canada in Trust for Account
 110-455-158                            871,000      1.82%     122,000     749,000      1.57%
Royal Trust Corporation of
 Canada in Trust for Account
 110-455-029                          3,380,274      7.07%     373,626   3,006,648      6.29%
Royal Trust Corporation of
 Canada in Trust for Account
 111-440-001                            144,168       .30%      17,500     126,668       .26%
Royal Trust Corporation of
 Canada in Trust for Account
 110-455-130                            196,800       .41%      26,000     170,800       .36%
Royal Trust Corporation of
 Canada in Trust for Account
 086-220-001                             39,377       .08%       4,300      35,077       .07%
Touradji Global Resources Master
 Fund, Ltd.                           3,895,963      8.15%   1,411,892   2,484,071      5.2%
Calm Waters Partnership                 162,162       .34%     162,162           0       0
GLG North American Opportunity
 Fund                                   301,500       .63%     301,500           0       0
Knoll Capital Fund II MasterFund,
 Ltd.                                   216,216       .45%     216,216           0       0
Europa International, Inc.              216,216       .45%     216,216           0       0
JVL Global Energy, (QP), LP              56,000       .12%      56,000           0       0
JVL Global Energy, LP                    31,500       .07%      31,500           0       0
Belridge Energy Advisors, L.P.          150,000       .31%     150,000           0       0
Peninsula Catalyst Fund L.P.             36,476       .08%      21,750      14,726       .03%
Peninsula Catalyst Fund QP LP            89,305       .19%      53,250      36,055       .08%
Peninsula Fund, L.P.                    112,500       .24%      87,500      25,000       .05%
Copper Beech Partners LP                118,921       .25%      18,200     100,721       .21%
Copper Beech Partners II LP             731,200      1.53%     103,300     627,900      1.31%
Copper Beech Offshore Fund Ltd.         883,794      1.85%     128,500     755,294      1.58%
David L. Henle and Joan Casale
 Henle, Joint Tenants                    25,000       .05%      15,000      10,000       .02%
Truk International Fund, LP              25,000       .05%      25,000           0       0
Truk Opportunity Fund, LLC              125,000       .26%     125,000           0       0

                                                 20



SDS Capital Group SPC, Ltd.             200,000       .42%     200,000           0       0
Highside Offshore, Ltd.                 211,638       .44%     211,638           0       0
Highside Capital Partners, L.P.         166,740       .35%     166,740           0       0
Scudder Dreman Small Cap Value
 Fund                                   188,400       .39%     188,400           0       0
SVS Scudder Dreman Small Cap
 Value Partnership                      111,600       .23%     111,600           0       0
BBT Fund, L.P.                          159,459       .33%     159,459           0       0
Concentrated Alpha Partners, L.P.        94,595       .20%      94,595           0       0
SRI Fund, L.P.                           16,216       .03%      16,216           0       0
Ridgecrest Partners, QP, LP              50,000       .10%      50,000           0       0
Richard C. McKenzie, Jr.                108,108       .23%     108,108           0       0

------------------------
(1)  Assumes that the selling shareholders will sell all of the shares of common stock offered pursuant to this prospectus.  We cannot assure you that the selling shareholders will sell all or any of these shares.




     The selling shareholders listed above have provided us with additional information regarding the individuals that exercise control over the selling shareholder. The following is a list of the selling shareholders and the natural person or persons with voting or investment power for the shares:

     *  Condor Limited Partnership:  Albert Coy Monk IV.

     *  Merlin Limited Partnership:  Albert Coy Monk IV.

     *  Peregrine Limited Partnership:  Albert Coy Monk IV.

     *  Sprott Securities, Inc.:  Eric Sprott.

     *  Royal Trust Corporation of Canada in Trust for Account 110-455-158:
        Eric Sprott.

     *  Royal Trust Corporation of Canada in Trust for Account 110-455-029:
        Eric Sprott.

     *  Royal Trust Corporation of Canada in Trust for Account 111-440-001:
        Eric Sprott.

     *  Royal Trust Corporation of Canada in Trust for Account 110-455-130:
        Eric Sprott.

     *  Royal Trust Corporation of Canada in Trust for Account 086-220-001:
        Eric Sprott.

     *  Touradji Global Resources Master Fund, Ltd.:  Thomas S. Dwon.

     *  Calm Waters Partnership:  Richard S. Strong.

     * GLG North American Opportunity Fund: Noam Gottesman, Philippe Jabre, Pierre Lagrange.

     *  Knoll Capital Fund II MasterFund, Ltd.:  Fred Knoll.

     *  Europa International, Inc.:  Fred Knoll.

     *  JVL Global Energy, (QP), LP:  John Lovoi.

     *  JVL Global Energy, LP:  John Lovoi.

     *  Belridge Energy Advisors, L.P.:  Scott A. Bedford.

     *  Peninsula Catalyst Fund L.P.:  Mike Ogborne.

     *  Peninsula Catalyst Fund QP LP:  Mike Ogborne.

     *  Peninsula Fund, L.P.:  Scott A. Bedford.

     *  Copper Beech Partners LP:  Anthony Buffalano, III.

     *  Copper Beech Partners II LP:  Anthony Buffalano, III.

     *  Copper Beech Offshore Fund Ltd.: Anthony Buffalano, III.

     *  David L. Henle and Joan Casale Henle, Joint Tenants:  David and
        Joan Henle.

     *  Truk International Fund, LP:  Michael E. Fein and Stephen Saltzstein.

     *  Truk Opportunity Fund, LLC: Michael E. Fein and Stephen Saltzstein.

     *  SDS Capital Group SPC, Ltd.:  Steven Derby.

     *  Highside Offshore, Ltd.:  Lee Hobson.

     *  Highside Capital Partners, L.P.:  Lee Hobson.

     *  Scudder Dreman Small Cap Value Fund:  Nelson Woodard.

     *  SVS Scudder Dreman Small Cap Value Partnership:  Nelson Woddard.

     *  BBT Fund, L.P.:  Sid R. Bass.

     *  Concentrated Alpha Partners, L.P.:  Sid R. Bass.

     *  SRI Fund, L.P.:  Sid R. Bass.

     *  Ridgecrest Partners, QP, LP:  Todd McElroy.

     *  Richard C. McKenzie, Jr.:  Richard C. McKenzie, Jr.

     Sprott Securities, Inc. has informed us that it is a licensed broker-dealer in Canada and has a direct affiliation with a broker-dealer that is registered in the United States. This selling shareholder has represented to us that it purchased our stock in the ordinary course of its business as a custodian for managed funds, and that at the time of the purchase of the securities to be resold, such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

                              PLAN OF DISTRIBUTION

     The selling shareholders and their respective successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders may effect the distribution of the common stock in one or more of the following methods:

       - ordinary brokers' transactions, which may include long or short sales;

       - transactions involving cross or block trades or otherwise on the open market;

       - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

       - "at the market" to or through market makers or into an existing market for the common stock;

       - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

       - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

       - any combination of the above, or by any other legally available means.

     In addition, the selling shareholders or their respective successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their respective successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

     We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

     In order to comply with the securities laws of certain states, if applicable, the selling shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                            DESCRIPTION OF SECURITIES

COMMON STOCK
------------

     We are authorized to issue 300,000,000 shares of our $.01 par value common stock, of which 47,800,409 shares were issued and outstanding as of November 15, 2005. Holders of common stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding common stock can elect all directors.

     Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on common stock will be declared or paid in the foreseeable future. Holders of common stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our common stock are fully paid and nonassessable.

                    INTERESTS OF NAMED EXPERTS AND COUNSEL

EXPERTS
-------

     The consolidated balance sheets of Delta Petroleum Corporation as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, incorporated herein by reference, have been incorporated herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the June 30, 2005 Consolidated Financial Statements of Delta Petroleum Corporation refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of July 1, 2002.

LEGAL MATTERS
-------------

     The validity of the issuance of the common stock offered pursuant to this prospectus will be passed upon for us by Krys Boyle, P.C., Denver, Colorado. Shareholders and employees of Krys Boyle, P.C. own an aggregate of 3,600 shares of Delta common stock that were purchased on the open market for cash at prevailing prices.

RESERVE ENGINEERS
-----------------

     Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves associated with our oil and gas properties, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Ralph E. Davis Associates, Inc. or Mannon Associates, independent reserve engineers. The reserve information is incorporated by reference herein in reliance upon the authority of said firms as experts with respect to such reports.

                                    PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated as follows:

          Attorneys' Fees                     $ 5,000
          Accountants' Fees                   $ 5,000
          Registration Fees                   $11,026
          Printing                            $   500
          Advertising                         $     0
          Other Expenses                      $ 3,474
                                              -------
                          TOTAL               $25,000
                                              =======

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Colorado Business Corporation Act (the "Act") provides that a Colorado corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, and
(b) the person reasonably believed: (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and
(iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in the Act. The Act also provides that a Colorado corporation is not permitted to indemnify a director (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
(b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. Indemnification permitted under the Act in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Article X of our Articles of Incorporation provides as follows:

                                 "ARTICLE X
                              INDEMNIFICATION

      The corporation may:

     (A) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

     (B) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (C) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article X or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (D) Any indemnification under (A) or (B) of this Article X (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

    (E) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized in (C) or (D) of this Article X upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Article X.

     (F) The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any applicable law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     (G) The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under provisions of this Article X."

      In the event that a claim for indemnification against such liabilities (other than the payment by Delta of expenses incurred or paid by a director, officer or controlling person of Delta in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Delta will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the registrant according to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

INDEX TO EXHIBITS.

Exhibit
No.        Description
-------    -----------

3.1 Articles of Incorporation and Articles of Amendment to Articles of Incorporation of Delta Petroleum Corporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended June 30, 2004, filed September 13, 2004, with the Securities and Exchange Commission)(1)

3.2 By-laws of Delta Petroleum Corporation (incorporated by reference to Exhibit 3.2 to the Company's Form 10 filed September 9, 1987 with the Securities and Exchange
           Commission) (1)

5.1        Opinion of Krys Boyle, P.C. regarding legality (2)

23.1       Consent of KPMG LLP (3)

23.2       Consent of Krys Boyle, P.C. **

23.3       Consent of Ralph E. Davis Associates, Inc. (2)

23.4       Consent of Mannon Associates, Inc. (2)

------------------------
(1)  Incorporated by reference.

(2)  Previously filed.

(3)  Filed herewith electronically.

** Contained in the legal opinion filed as Exhibit 5.1.

Undertakings

     The Company on behalf of itself hereby undertakes and commits as follows:

A. 1. To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.

         (iii) Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Delta pursuant to the foregoing provisions, or otherwise, Delta has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

C. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefits plan annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

D. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of

1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 28th day of November, 2005.

                                  DELTA PETROLEUM CORPORATION


                                  By: /s/ Roger A. Parker
                                      Roger A. Parker, Chief Executive
                                      Officer

                                  By: /s/ Kevin K. Nanke
                                      Kevin K. Nanke, Chief Financial
                                      Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Form S-3 Registration Statement has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

      Signature and Title                                   Date
     ---------------------                            ----------------

/s/ Aleron  H. Larson, Jr.                            November 28, 2005
Aleron H. Larson, Jr., Director


/s/ Roger A. Parker                                   November 28, 2005
Roger A. Parker, Director


/s/ James B. Wallace                                  November 28, 2005
James B. Wallace, Director


/s/ Jerrie F. Eckelberger                             November 28, 2005
Jerrie F. Eckelberger, Director


_____________________________________
Russell S. Lewis, Director


/s/ Kevin R. Collins                                  November 28, 2005
Kevin R. Collins, Director


/s/ Jordan R. Smith                                   November 28, 2005
Jordan R. Smith, Director


/s/ Neal A. Stanley                                   November 28, 2005
Neal A. Stanley, Director


/s/ James P. Van Blarcom                              November 28, 2005
James P. Van Blarcom, Director